EXHIBIT 12.

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING
OPERATIONS TO FIXED CHARGES
(Unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

	Three
	Months
	Ended	Years Ended December 31,
	March 31,
	2003	2002	2001	2000	1999	1998

Consolidated pretax income from continuing operations before extraordinary item	$493.9	$3,457.7	$3,552.1	$3,858.7	$3,245.4	$2,665.0
Interest from continuing operations and other fixed charges	29.3	140.0	208.1	225.4	213.1	198.3
Less interest capitalized during the period from continuing operations	(13.8)	(60.3)	(61.5)	(43.1)	(29.3)	(17.0)

Earnings	$509.4	$3,537.4	$3,698.7	$4,041.0	$3,429.2	$2,846.3

Fixed charges [1]	$29.3	$140.0	$208.1	$225.4	$213.2	$200.5

Ratio of earnings to fixed charges	17.4	25.3	17.8	17.9	16.1	14.2

1 Fixed charges include interest from continuing operations for all years presented and preferred stock dividends for 1998 and 1999.

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